Filed Pursuant to Rule 424(b)(7)

Registration No. 333-232961

PROSPECTUS SUPPLEMENT NO. 1

(To prospectus dated August 26, 2019)

REPAY HOLDINGS CORPORATION

17,615,000 Shares of Class A Common Stock

Up to 8,450,000 Shares of Class A Common Stock

Issuable Upon Exercise of Warrants

This prospectus supplement updates and amends certain information contained in the prospectus dated August 26, 2019 (the “Prospectus”). The Prospectus relates to the (i) offer and sale from time to time by selling securityholders of up to an aggregate of 17,615,000 shares of our Class A common stock and (ii) the issuance by us of up to an aggregate of 8,450,000 shares of our Class A common stock issuable upon exercise of warrants. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 3 of the Prospectus and the risks described in any document incorporated by reference therein and herein.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 19, 2019

ABOUT THIS PROSPECTUS SUPPLEMENT

The information in the table that appears under the caption “Selling Securityholders” in the Prospectus is modified by adding the information below with respect to certain persons not previously listed therein and also to update information for certain persons previously listed therein. The following table sets forth certain information provided by or on behalf of the Selling Securityholders listed below as of November 15, 2019 concerning the Class A common stock that may be offered from time to time by each such Selling Securityholder. All of the shares of Class A common stock listed in the table below represent shares of Class A common stock that were distributed by Thunder Bridge Acquisition LLC (the “Sponsor”) to its members. The Sponsor was previously identified as a Selling Securityholder in the Prospectus. Percentages of Class A common stock and voting power, respectively, reflect 39,430,397 shares of Class A common stock and 25,755,623 Post-Merger Repay Units outstanding as of November 19, 2019. Capitalized terms not otherwise defined herein shall have the meaning given in the Prospectus.

SELLING SECURITYHOLDERS

Name and Address of Selling Securityholder	Class A Common Stock Beneficially Owned and Offered Hereby (1)	% of Class A Common Stock Beneficially Owned and Offered Hereby	% of Total Voting Power Represented by Such Class A Common Stock Offered Hereby (2)(3)
Transferees of Thunder Bridge Acquisition LLC (1):
Monroe Capital LLC (4)	976,116	2.5%	1.5%
Neuberger Berman Group LLC (5)	821,289	2.1%	1.3%
Peter J. Kight (6)	802,956	2.0%	1.2%
Gary A. Simanson (7)	595,111	1.5%	*
Endeavor Capital Advisors, LLC (8)	251,500	*	*
William A. Houlihan (9)	123,939	*	*
Claflin Partners, LLC (10)	98,874	*	*
John Wu	89,112	*	*
Stewart J. Paperin	76,419	*	*
Mary Anne Gillespie	73,165	*	*
Robert H. Hartheimer (11)	70,169	*	*
Ming Shu	59,803	*	*
Chi Zhang	41,463	*	*
Lydia Chiu	15,947	*	*
Eugene S. Putnam, Jr.	15,947	*	*
Aaron K. Shepherd	3,190	*	*

*	Less than one percent.

(1)

The amounts set forth in this table reflect the numbers of shares of Class A common stock that may be offered by each Selling Securityholder in such table using this prospectus supplement. The Selling Securityholders listed in this table received the shares of our Class A common stock listed in this table in connection with a distribution from the Sponsor, which is identified as a Selling Securityholder in the Prospectus to which this prospectus supplement relates. These amounts and percentages in this table represent only such shares of Class A common stock received by the Selling Securityholders in this table in the distribution from the Sponsor and do not represent any other shares of our Class A common stock or other securities that such Selling Securityholders may own beneficially or otherwise, including any amounts of shares of our Class A common stock that may appear under the caption “Selling Securityholders” in the Prospectus.

(2)

Holders of Class A common stock are entitled to one vote for each share of Class A common stock held by them. Each Repay Unitholder owns Post-Merger Repay Units and one share of Class V common stock and is entitled to a number of votes that is equal to the product of (i) the total number of Post-Merger Repay Units held by such holder multiplied by (ii) the exchange ratio between the Post-Merger Repay Units and Class A common stock, which will initially be one-for-one. Subject to the terms of the Exchange Agreement, the Post-Merger Repay Units are initially exchangeable for shares of Class A common stock on a one-for-one basis from and after the six month anniversary of the Closing.

(3)

Represents percentage of voting power of the holders of Class A common stock and Class V common stock of the Company voting together as a single class. See the section entitled “Description of Securities” in the Prospectus.

(4)	In addition to the amount in this table, this Selling Securityholder holds additional securities of the Company described in the Prospectus.

Monroe Capital LLC is an affiliate of Monroe Capital Management Advisors, LLC (“MCMA”), which is the investment advisor of (i) Monroe Capital Private Credit Fund II LP (“Credit Fund II”); (ii) Monroe Capital Private Credit Fund II (Unleveraged) LP (“Unleveraged Credit Fund II”); (iii) Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP (“Unleveraged Offshore Credit Fund II”); (iv) Monroe Capital Private Credit Fund III LP (“Credit Fund III”); (v) Monroe Capital Private Credit Fund III (Unleveraged) LP (“Unleveraged Credit Fund III”); (vi) Monroe Capital Fund SV S.a.r.l. - Fund III (Unleveraged) Compartment (“Unleveraged Offshore Credit Fund III”); (vii) Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP (“Lux Credit Fund III”); (viii) Monroe Private Credit Fund A LP (“Credit Fund A” and, collectively with Credit Fund II, Unleveraged Credit Fund II, Unleveraged Offshore Credit Fund II, Credit Fund III, Unleveraged Credit Fund III, Unleveraged Offshore Credit Fund III and Lux Credit Fund III, the “Monroe Funds”). As described under the caption “Selling Securityholders” in the Prospectus, (i) Credit Fund II held 387,038 shares of Class A common stock, (ii) Unleveraged Credit Fund II held 52,597 shares of Class A common stock, (iii) Unleveraged Offshore Credit Fund II held 60,365 shares Class A common stock, (iv) Credit Fund III held 668,925 shares of Class A common stock, (v) Unleveraged Credit Fund III held 158,925 shares of Class A common stock, (vi) Unleveraged Offshore Credit Fund III held 156,237 shares of Class A common stock, (vii) Lux Credit Fund III held 265,913 shares of Class A common stock and (viii) Credit Fund A held 750,000 shares of Class A common stock. As an affiliate of MCMA, which is the investment advisor of each of the Monroe Funds, Monroe Capital LLC may be deemed to beneficially own the shares of Class A common stock directly owned by the Monroe Funds. Mr. Theodore Koenig has voting and dispositive power over any such shares due to his ownership interests in Monroe Capital LLC. Mr. Koenig disclaims beneficial ownership over any shares of Class A common stock held by the Monroe Funds, MCMA and Monroe Capital LLC. The principal business address of Monroe Capital LLC is 311 South Wacker Drive, Suite 6400, Chicago, IL 60606.

(5)

Represents 515,207 shares of Class A common stock received by Neuberger Berman Alternative Funds, Neuberger Berman Long Short Fund, 206,082 shares of Class A common stock received by Neuberger Berman Equity Funds, Neuberger Berman Guardian Fund and 100,000 shares of Class A common stock received by Neuberger Berman Equity Funds, Neuberger Berman Intrinsic Value Fund. In addition to the amount listed in this table, this Selling Securityholder holds additional securities of the Company described in the Prospectus.

Neuberger Berman Group LLC and certain of its affiliates may be deemed to be the beneficial owners of the securities for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, because it or certain affiliated persons, including Neuberger Berman Investment Advisers LLC, the adviser to the funds holding the securities, has shared power to retain, dispose of or vote the securities owned by the funds pursuant to the terms of investment management agreements with the funds. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities held by the funds. The address of Neuberger Berman Group LLC and Neuberger Berman Investment Advisers LLC is 1290 Avenue of the Americas, New York, NY 10104. This Selling Securityholder has represented to us that it is an affiliate of a broker-dealer but that its shares were purchased in the ordinary course of business and that at the time of its purchase it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(6)

In addition to the amount listed in this table, this Selling Securityholder holds additional securities of the Company described in the Prospectus. In addition, Peter J. Kight is a member of the board of directors of the Company and received equity awards in connection with his services as a director.

(7)	See footnote 8. In addition, Gary A. Simanson is the managing member of the Sponsor.

(8)	Gary A. Simanson is the sole managing member and sole controlling person of Endeavor Capital Advisors, LLC and has voting and investment power over the shares held by Endeavor Capital Advisors, LLC.
(9)

Represents 114,564 shares of Class A common stock received by William A. Houlihan and 9,375 shares of Class A common stock received by the Equity Trust Company as custodian for the benefit of the William A. Houlihan SEP. Mr. Houlihan is the sole beneficiary of the William A. Houlihan SEP and owns all of the voting ownership interests of the William A. Houlihan SEP. See footnote 10.

(10)

Represents 98,874 shares of Class A common stock received by Claflin Partners, LLC. Mr. Houlihan is the sole managing member of Claflin Partners, LLC and has voting and investment power over the shares held by Claflin Partners, LLC. Mr. Houlihan has a minority interest in Claflin Partners, LLC.

(11)	Robert H. Hartheimer is a member of the board of directors of the Company and received equity awards in connection with his services as a director.